SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒ Form 40-F      ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, May 12, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re: MATERIAL EVENT

Dear Sirs:

In accordance with Peruvian Regulations for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV-01, and with Form 6-K submitted on December 30, 2015, Credicorp Ltd. complies with notifying you as a Material Event that Banco de Crédito del Perú (“BCP”) sold its shares of Banco de Crédito de Bolivia (“BCB”) to Inversiones Credicorp Bolivia S.A. (“ICBSA”), an indirect subsidiary of Credicorp Ltd. The latter took place in Bolivian Stock Exchange as part of the rearrangement of Credicorp’s organizational structure in Bolivia to efficiently manage its investments in that country and to comply with applicable Bolivian rules and regulations.

This transaction was executed today, May 12, 2016, in the Bolivian Stock Exchange. A total of 43,237 shares were sold at a price of Bs.25,811.00 per share, which account for Bs.1,115,990,207.00 of revenue, equivalent to US$162,680,788.19.

The aforementioned transfer is subject to approval by the Bolivian Financial System Supervisory Authority (ASFI).

In order to finance the acquisition by ICBSA, Grupo Crédito S.A. -shareholder of this company and subsidiary of Credicorp Ltd.- made a capital contribution in Bolivianos to ICBSA, which was equivalent to US$163 million.

As a result of the above, Credicorp’s new organizational structure in Bolivia is as follows:

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales Valentín

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales Valentín
Guillermo Morales Valentín
Authorized Representative